UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25

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SEC FILE NUMBER 001-13458
CUSIP NUMBER 810202101

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: June 30, 2016

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I – REGISTRANT INFORMATION

Scott’s Liquid Gold-Inc.
Full Name of Registrant

Former Name if Applicable

4880 Havana Street, Suite 400
Address of Principal Executive Office (Street and Number)

Denver, CO 80239
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Scott’s Liquid Gold-Inc. (the “Registrant”) is filing this Form 12b-25 with the Securities and Exchange Commission (the “Commission”) to report a delay in the filing of its quarterly report on Form 10-Q for the three months ended June 30, 2016 (the “Form 10-Q”). As previously disclosed on Form 8-K, on June 30, 2016, the Registrant acquired all intellectual property assets and certain related assets owned by Ultimark Products, Inc., a Delaware corporation (“Ultimark”) and used in connection with the manufacture, sale and distribution of the Prell®, Denorex® and Zincon® brands of hair and scalp care products (the “Acquisition”). The Registrant is currently in the process of finalizing its disclosure of pro forma financial information relating to the Acquisition. The Registrant is unable to complete and file the Form 10-Q with the Commission by August 15, 2016 without unreasonable effort or expense. The Registrant expects to file the Form 10-Q with the Commission within five calendar days of the original prescribed date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Barry J. Levine	303	373-4860
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).                                                                                                                               ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                                                                                                                                 ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report the following results for the quarter ended June 30, 2016:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Net sales	$6,482,000	$7,259,400	$14,337,900	$14,207,600
Operating costs and expenses:
Cost of sales	3,766,900	4,018,600	7,624,000	7,758,000
Advertising	848,800	312,100	1,334,900	559,300
Selling	1,217,200	1,353,800	2,467,000	2,707,000
General and administrative (1)	1,261,100	791,500	2,214,200	1,700,700
Total operating costs and expenses	7,094,000	6,476,000	13,640,100	12,725,000
(Loss) income from operations	(612,000)	783,400	697,800	1,482,600
Other income	5,400	5,200	11,600	9,300
Interest expense	(9,700)	(7,300)	(17,100)	(14,600)
(Loss) income before income taxes	(616,300)	781,300	692,300	1,477,300
Income tax benefit (expense)	269,700	2,581,400	(282,400)	2,569,000
Net (loss) income	$(346,600)	$3,362,700	$409,900	$4,046,300
Net (loss) income per common share
Basic	$(0.03)	$0.29	$0.03	$0.35
Diluted	$(0.03)	$0.28	$0.03	$0.34
Weighted average shares outstanding:
Basic	11,733,734	11,628,749	11,722,240	11,593,212
Diluted	11,733,734	11,917,643	11,943,842	11,898,589

(1) The Company incurred $548,100 of transaction costs related to the Acquisition for the six months ended June 30, 2016. These expenses were recorded in general and administrative expense in the consolidated statement of operations.

Scott’s Liquid Gold-Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Scott’s Liquid Gold-Inc.
Date	August 15, 2016	By:	/s/ Barry J. Levine
Name:Barry J. Levine Title:Treasurer, Chief Financial Officer (Principal Financial Officer) and Chief Operating Officer